Teva to Report Fourth Quarter and Full Year 2011 Financial Results on February 15, 2012

Jerusalem, Israel, January 17, 2012 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that it will release its fourth quarter and full year 2011 financial results on Wednesday, February 15, 2012.

Teva will host a conference call and live webcast on the same day, at 8:30 a.m. ET to discuss its fourth quarter and full year 2011 results and overall business environment. A Question & Answer session will follow this discussion.

In order to participate, please dial the following numbers (at least 10 minutes before the scheduled start time): United States and Canada 1-877-407-0784; International 1-201-689-8560; Israel and the United Kingdom 00-800-224-62666.

A live webcast of the call will also be available on Teva’s website at: www.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company’s website. The replay can also be accessed until February 22, 2012, at 11:59 p.m. ET by calling 1-877-870-5176 or 1-858-384-5517. The conference ID is #387204.

About Teva
Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 47,000 people around the world and reached $16.1 billion in net sales in 2010.